13012956

06-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Processing Section MAR - 1 2013 Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00719

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities Americas LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally **(212) 698-3309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NATIXIS SECURITIES AMERICAS LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Desmond Kenneally, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Securities Americas LLC (the "Company") as of and for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Desmond Kenneally
Financial Principal

Subscribed to before me on
this 28th day of February 2013

Notary Public

ANNE J. EQUALE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
LIC. #01EQ4706916
COMMISSION EXPIRES 2/28/2014

NATIXIS SECURITIES AMERICAS LLC
(SEC I.D. No. 8-00719)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Natixis Securities Americas LLC

We have audited the accompanying statement of financial condition of Natixis Securities Americas LLC (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Natixis Securities Americas LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

Natixis Securities Americas LLC
Statement of Financial Condition
December 31, 2012
(In Thousands of U.S. dollars)

Assets

Cash and cash equivalents	$	106,141
Cash segregated for regulatory purposes		13,000
Securities purchased under agreements to resell, net		16,455,683
Securities borrowed		9,029,919
Securities received as collateral		1,099,531
Securities owned, at fair value (includes securities pledged of $18,699)		82,945
Due from affiliates		3,175
Due from foreign affiliates		7,890
Accrued interest receivable		6,301
Due from clearing corporations, net		48,643
Other assets		26,025
Total Assets	$	26,879,253

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase, net	$	16,048,058
Securities loaned		9,101,988
Borrowing from affiliates, net		120,081
Payables to customers		2,391
Securities sold, not yet purchased, at fair value		58,690
Obligation to return securities received as collateral		1,099,531
Accrued interest payable		1,527
Other liabilities		5,551
Total liabilities		26,437,817
Liabilities subordinated to claims of general creditors		150,000
Member's equity		291,436
Total Liabilities and Member's Equity	$	26,879,253

The accompanying notes are an integral part of this statement of financial condition

1. Business and Organization

Natixis Securities Americas LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant registered with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940.

The Company was formed as a result of the 2011 merger of Natixis Securities North America Inc. ("NSNA") and Natixis Bleichroeder LLC ("NBLLC"). The Company engages in several classes of services, including principal and agency transactions in both domestic and foreign equities, and investment banking businesses. The Company also participates in private placement and advisory activities and engages in proprietary matched book securities financing transactions, which are collateralized by U.S. government, and agency securities, and equity securities. The Company also acts as an investment advisor to both related and unrelated parties.

The Company is a wholly-owned subsidiary of Natixis North America LLC ("NNA") which in turn is a wholly owned subsidiary of Natixis US Holdings Inc. ("NUSHI"). NNA and NUSHI are incorporated in Delaware. NUSHI is an indirect wholly owned subsidiary of Natixis ("Natixis Paris"), an entity incorporated in Paris, France. Natixis Paris is a majority owned subsidiary of Group BPCE. The Company along with other affiliates comprises Natixis Paris wholesale banking activities in the United States.

2. Summary of Significant Accounting Policies

Basis of financial information

The statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars.

Use of estimates

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned, securities sold, not yet purchased and deferred taxes.

Cash and cash equivalents

The Company considers all highly liquid investments, including money market funds, purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Amounts placed with affiliates, are not considered cash and cash equivalents. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Cash Segregated for Regulatory Purposes

The Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients.

Securities Financing Transactions

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")

Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value, plus accrued interest, as specified in the respective agreements. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company manages its risk by calculating the market value of each participant's positions and comparing it to the contract amounts with any difference settled by counterparty. Repurchase agreements and reverse repurchase agreements (together "repos") entered into with netting members of the Fixed Income Clearing Corporation ("FICC"), that settle through the Government Securities Division of the FICC and that have same day maturity are presented in the Company's statement of financial condition on a net-basis where permitted by GAAP. Repos entered into with related parties that do not meet the netting requirements are presented gross.

Securities borrowed and securities loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received in connection with the transactions and accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, as applicable.

Additional information regarding the Company's securities financing activities is included in Notes 9 and 15.

Securities owned and securities sold, not yet purchased at fair value

The purchases and sales of securities owned and securities sold, not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations.

Customer transactions

Customer securities transactions are recorded on a settlement date basis, while the related commission revenue is recorded on a trade date basis.

Fair value of financial instruments

The Company assesses the fair value of its financial instruments as described below:

Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations

The Company's valuation policy is to use quoted market prices from securities exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily cash equivalents.

Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions. This subjectivity makes these valuations inherently less reliable than quoted market prices.

Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contract amounts approximating fair value primarily consist of short-term secured receivables, reverse repurchase agreements, securities borrowed, customer and non-customer receivables and certain other receivables. Similarly, the Company's liabilities such as short term borrowings, repurchase agreements, and securities loaned, customer and non-customer payables and certain other payables and its liabilities subordinated to the claims of general creditors are recorded at contract amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears fixed income securities transactions through the Government Securities Division of the FICC, and clears non-fixed income securities through the National Securities Clearing Corporation ("NSCC") and the Options Clearing Corp. ("OCC"). These activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Deposits and borrowings

Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

As a limited liability company, the Company is disregarded as an entity separate from its owner and sole member NNA. The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NUSHI. Pursuant to a tax sharing arrangement, NNA allocates to the Company, under a parent down approach, its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. Deferred and current tax benefits are credited to the Company to the extent such benefits can ultimately be utilized in the NUSHI tax return regardless of whether such benefits could ultimately be realized on a standalone basis. The need for a valuation allowance is determined at the NNA/NUSHI level rather than at the level of the Company. Amounts receivable or payable with affiliates related to the Company's current tax provision are settled periodically.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

Translation of foreign currency
Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates as of the statement of financial condition date.

3. Recently Issued Accounting Standards

Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *Disclosures about Offsetting Assets and Liabilities* which amends Accounting Standards Codification ("ASC") Topic 210 to add new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with financial instruments and derivatives. The amendments in this ASU will enhance disclosure required under GAAP by requiring improved information about financial instruments and derivative instruments that offset in accordance with existing requirements or are subject to an enforceable master netting arrangement or similar agreement. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. This guidance does not amend the existing guidance on when it is appropriate to offset. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its statement of financial condition.

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* which clarifies which instruments and transactions are subject to the offsetting disclosure requirements established by ASU 2011-11. The new ASU addresses preparer

concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The Company is assessing the adoption of the ASU and it is not expected to have a material effect on its statement of financial condition.

Disclosures about Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosures Requirements in US GAAP and IFRSs,* which amends ASC Topic 820. This ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, this ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. This ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. This ASU is effective for reporting periods beginning after December 15, 2011. The adoption of this ASU did not have a material effect on the Company's statement of financial condition.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* which amends ASC Topic 860 by eliminating the requirement for an entity to consider whether a transferor (i.e., the seller) has the ability to repurchase the financial asset in a repurchase agreement transaction. This ASU is effective for reporting periods beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of this ASU did not have a material effect on the Company's statement of financial condition.

4. Cash and Cash Equivalents

At December 31, 2012, cash and cash equivalents include approximately $91.0 million, at fair value, of money market funds.

5. Securities Owned and Securities Sold, Not Yet Purchased at Fair Value

Securities owned and securities sold, not yet purchased, at fair value consist primarily of U.S. government and corporate obligations for a total of $82.9 million and $58.7 million, respectively at December 31, 2012. Additional information regarding securities owned and securities sold, not yet purchased, at fair value is provided within Note 6.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. The Company has recorded these liabilities in the statement of financial condition as of December 31, 2012 at fair value. However, these transactions may result in additional risk if the fair value of the securities changes subsequent to December 31, 2012.

6. Fair Value Measurement

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

A review of fair value hierarchy classifications is conducted on an annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

The Company's cash equivalent instruments are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices from securities exchanges, dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements on a Recurring Basis as of December 31, 2012 (in thousands of U.S. dollars)			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash equivalents	$ 91,000	$ -	$ -	$ 91,000
Securities owned, at fair value:				
U.S. government obligations	-	18,694	-	18,694
Corporate obligations	-	64,251	-	64,251
Total Assets	$ 91,000	$ 82,945	$ -	$ 173,945
Liabilities:				
Securities sold, not yet purchased, at fair value:				
U.S. government obligations	$ -	$ 44,493	$ -	$ 44,493
Corporate obligations	-	14,197	-	14,197
Total Liabilities	$ -	$ 58,690	$ -	$ 58,690

There were no transfers between Level 1, Level 2, or Level 3 during the year ended December 31, 2012.

7. Due from Clearing Corporations, net

As of December 31, 2012, amounts due from clearing corporations, net consist of the following:

		(In thousands of U.S. dollars)
Deposits	$	30,334
Margin account		15,935
Other		2,374
	$	48,643

8. Receivables from and Payables to Customers

Amounts receivable from and payables to customers include amounts due on cash and margin transactions. At December 31, 2012, payables to customers were approximately $2.4 million and are included in payable to customers in the accompanying statement of financial condition.

9. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2012:

		(In Thousands of U.S. dollars)
Assets		
Cash and cash equivalents	$	520
Securities purchased under agreements to resell, net		6,178,874
Securities borrowed		5,615,165
Due from affiliates		3,175
Due from foreign affiliates		7,890
Total Assets	$	11,805,624
Liabilities		
Securities sold under agreements to repurchase, net	$	15,523,934
Securities loaned		5,385,561
Borrowings from affiliates, net		120,081
Payable to customers		12
Liabilities subordinated to claims of general creditors		150,000
Total Liabilities	$	21,179,588

10. Employee Benefit Plans

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company contributes a discretionary contribution of up to the maximum amount permitted by the Internal Revenue Code.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees are eligible to receive awards under the Natixis Employee Retention and Performance Plan ("PRP Plan"). Awards may be granted annually in March and may be granted in the form of Conditional Value Units ("CVUs"), Deferred Conditional Bonus ("DCBs") and Deferred Value Units ("DVUs"). The value of these awards is expressed in Euros at the grant date and payable to the employee in US dollars based on prevailing exchange rate as described in the PRP document. Further as the future value of some of these awards are based on the value of Natixis Paris common stock and foreign exchange rates in effect at the time of payment, the employee retains the currency and equity risk inherent in these awards. The awards are subject to certain performance and vesting conditions as outlined in the PRP Plan documents. The Company accrues the value of the awards over the period the employee renders the required service. The following is a brief description of each award:

- CVU – the value of a CVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the annual vesting date. A CVU is not an equity instrument and does not grant the employee any equity ownership privileges in Natixis Paris. An employee vests in their CVU over a 3 year period from grant date. Vested amounts are paid to the employee annually.

- DCB – represents a deferred cash award granted the employee. This award accrues interest over each annual vesting period based on the 12 month Euribor rate in effect at the business day preceding the commencement of the annual vesting period. An employee vests in their DCB award over a 3 year vesting period from grant date. The vested amount is paid to the employee annually.

- DVU – the value of a DVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the vesting date. A DVU is not an equity instrument and does not grant the employee any equity ownership privileges in Natixis Paris. An employee fully vests in their DVU over a six month period from grant date and is paid the entire vested amount shortly thereafter.

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1.5 million or 2% of aggregate

debit balances arising from customer transactions, as defined. At December 31, 2012, the Company had net capital of approximately $358.2 million which was 386% of aggregate debit balances and approximately $356.3 million in excess of minimum net capital.

At December 31, 2012 the Company has a $150.0 million subordinated loan from NNA that has a scheduled maturity date of December 31, 2014 and accrues interest at three-month LIBOR plus 325 basis points. The Company estimates that the fair value of its subordinated loan approximates its carrying value. The subordinated loan qualifies as equity capital for regulatory purposes and may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule.

At December 31, 2012, the Company segregated cash of $13.0 million to a special reserve account for the exclusive benefit of customers to satisfy Rule 15c3-3.

12. Income Taxes

At December 31, 2012, the significant components of the Company's deferred tax assets are set forth below (in thousands of U.S. dollars):

Deferred tax assets		
Net operating losses	$	781
Other		136
Gross deferred tax assets before valuation allowance		917
Valuation allowance		(7)
Deferred taxes, net	$	910

The Company has recorded a receivable from Natixis New York Branch of $3.1 million related to current taxes which is included in due from affiliate in the accompanying statement of financial condition. Additionally, the Company has recorded a receivable from NNA of $6.0 million related to current taxes which is included in borrowings from an affiliate, net, in the accompanying statement of financial condition.

Upon conversion to an LLC, NBLLC's results were included in the Natixis Branch tax returns from November 1, 2009 through September 30, 2011 and as part of the NUSHI group thereafter. The Natixis Branch 2009 tax return is currently being examined by the Internal Revenue Service and New York City, respectively. The NUSHI group tax returns containing the period July 2, 2010 through December 31, 2010 are currently being examined by the Internal Revenue Service and New York State, respectively.

NSNA's federal, state and local income tax returns are subject to examination as part of the NNA group through July 1, 2010 and NUSHI group thereafter. The Internal Revenue Service and New York State are currently examining the NNA tax returns for years 2008, 2009 and the period ending July 1, 2010, as well as the NUSHI group containing the period July 2, 2010 through December 31, 2010. It is not possible to estimate when the current examinations may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2012.

13. Variable Interest Entities

The Company is the administrator of a multi-seller asset-backed commercial paper conduit. As administrator, the Company, subject to approval from the conduit's investment committee, is generally responsible for selecting and structuring assets purchased or financed by the conduit, making decisions regarding the funding of the conduit, including determining the tenor and other features of the commercial paper issued, monitoring the quality and performance of the conduit assets, and facilitating the operations and cash flows of the conduit. In return, the Company earns an administration fee. The conduit is designed to provide the clients access to low-cost funding in the commercial paper markets. The conduit is funded by issuing commercial paper to third-party investors. The conduit generally does not purchase assets originated by the Company or its affiliates. The funding of the conduits is facilitated by the liquidity support and credit enhancements provided by an affiliate of the Company.

The conduit's investment committee consists of the owner of the conduit, the subordinated note holder and the Company. The investment committee meets quarterly to review the overall operations of the conduit, approves all new investments and deals prior to purchase by the conduit and oversees its funding strategy. In accordance with ASU 2009-17, *Transfers of Financial Assets and Interests in Variable Interest Entities* the Company determined that the power to direct the activities that most significantly impacted the conduit's economic performance is shared between the three members of the investment committee and thus does not consolidate the conduit.

14. Commitments and Contingencies

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on its statement of financial condition at December 31, 2012.

The Company is a member of various exchanges that trade and clear securities or futures contracts, or both. Associated with this membership, the Company may be required to pay a proportionate share of financial obligations of another member who may default on its obligations to the exchange. Although the rules governing its memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the accompanying statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

15. Collateral Arrangements

The Company has received securities in connection with its securities financing activities with a gross estimated fair value of $34.2 billion as of December 31, 2012 which it can sell or re-pledge. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2012.

The Company also receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender of securities. In instances where the Company can sell or re-pledge these securities, it reports the fair value of these securities and the related obligation to return the collateral in the statement of financial condition. At December 31, 2012, $1.1 billion was reported as securities received as collateral and as obligation to return securities received as collateral in the statement of financial condition. Substantially all of these securities have been re-pledged to counterparties as of December 31, 2012.

Additionally, the Company engages in securities for securities transactions in which it is the borrower of securities and provides other securities as collateral rather than cash. As no cash is provided under these types of transactions, the Company, as borrower, treats these as noncash transactions and does not recognize assets or liabilities in the statement of financial condition.

16. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving futures, forwards and foreign exchange contracts and other transactions which are recorded at fair value in the statement of financial condition. In addition, the Company may at times sell financial instruments that it does not currently own and will therefore be obligated to purchase such financial instruments at a future date and will incur a loss if the fair value of the financial instruments increases subsequent to December 31, 2012.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and

by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

17. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition is issued. The Company did not have any subsequent events requiring disclosure or adjustment to the statement of financial condition.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2013

Natixis Securities Americas LLC
1251 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of Natixis Securities Americas LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP